August 21, 2025

Brian Faith
Chief Executive Officer
QUICKLOGIC Corp
2220 Lundy Avenue
San Jose, CA 95131-1816

        Re: QUICKLOGIC Corp
            Registration Statement on Form S-3
            Filed August 14, 2025
            File No. 333-289610
Dear Brian Faith:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing